Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

U.S.A.

Re:

Avrupa Minerals Ltd.

Amendment No. 2 to Registration Statement on Form 20-FR12G

Filed August 22, 2012

File No. 000-54728

Dear Mr. Reynolds,

On behalf of Avrupa Minerals Ltd. (“Avrupa” or the “Company”), we are submitting this letter and the following information in response to your letter, dated September 10, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form 20-F (the “Registration Statement”), filed on August 22, 2012. We are also electronically transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement. We are sending the Staff a courtesy package of this letter and the Amendment, including a version that is marked to show changes to the Amendment No. 2 to Registration Statement filed on August 22, 2012.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text, and have provided the Company’s responses immediately following each numbered comment. Page references in the text of this response letter correspond to the page numbers of the Staff’s letter, dated September 10, 2012, except where otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In providing this response, we acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSES TO COMMENTS

General

Item 3. Key Information, page 5

Risk Factors, page 7

1.

We note your response to comment 5 in our letter dated July 20, 2012 and we reissue the comment. Please address in more detail the governmental regulations that control the company’s mineral exploration in Portugal, Kosovo and Germany. Provide more detail regarding the specific regulations that affect the company's business. Also, specifically address the effects of the governmental regulation on the company’s business.

Response 1: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Amendment.

Item 4. Information on the Company, page 11

2.

We note your response to comment 6. Please revise to clarify how the joint ventures and financing described will affect your plan of operations for the remainder of the fiscal year.

Response 2: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amendment to include the following:

“With the joint ventures established for the Alvalade and Covas properties and the financing completed in March 2012, the Company is able to carry out its exploration activities and further advance its properties in Portugal, Kosovo and Germany during the remainder of the fiscal year.”

Item 6. Directors, Senior Management and Employees, page 36

Summary Compensation Table, page 38

3.

We note your response to prior comment 20. Please advise us whether Winnie Wong received any of the compensation paid to Pacific Opportunity Capital for any services she provided to the company. We note she is the Vice President of Pacific Opportunity Capital Ltd. We may have further comments.

Response 3: Despite Winnie Wong being the Vice President of Pacific Opportunity Capital Ltd. (“POC”), Ms. Wong does not receive any of the compensation paid to POC for any services she provided to the Company.  Ms. Wong only receives regular salary from POC for her role at POC.  No changes to the Amendment No. 3 regarding this comment.

Related Party Transaction, page 44

4.

We note your response to comment 23. Please revise your table to also address the largest amount outstanding during the periods covered. See Item 7.B.2 of Form 20-F which indicates that the information given should also include the largest amount outstanding during the period covered. Please revise to provide the appropriate disclosure.

Response 4: In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Amendment to include the largest amount outstanding during the periods covered.

Item 9. Offer and Listing of Securities, page 45

5.

We note your response to prior comment 28. We are still considering your response regarding the trading of the company’s securities on the OTC Market. After further consideration, we may have additional comments.

Response 5: Noted.

Financial Statements

Note 3. Asset Acquisition, page 100

6.

We note your response to prior comment 31 which states that your $876,507 balance for Exploration and Evaluation assets at December 31, 2011 consists of the assets acquired from Metallica ($575,453) and costs directly attributable to the property acquisition, such as legal and regulatory fees ($301,054). It is still unclear how these costs of $301,054 are reflected in your financial statements, specifically how it relates to the $183,139 of costs for exploration and evaluation assets presented as an investing activity in your December 31, 2010 statement of cash flows. Further tell us how you determined it was appropriate to capitalize these costs of $301,054 under IFRS 6, how these costs differ from the legal and regulatory fees that have been expensed and how your capitalization of these costs is consistent with your policy disclosed on page 94.

Response 6:  Per the December 31, 2010’s audited financial statements, the acquisition costs of the 2 subsidiaries MAEPA / Innomatik were $575,453.  Adding to that were deferred costs such as legal fees and audit fees for the subsidiaries from the April 30, 2010’s audited financial statements of $150,923 and other legal and regulatory fees regarding the acquisition of MAEPA / Innomatik from May 1, 2010 to July 13, 2010 of $150,131.  The total of these three amounts add to $876,507.

The cash flow statement for the eight months ended December 31, 2010 had $183,139 costs for exploration and evaluation assets presented as an investing activity.  This amount differs from the $301,054 because some of the costs were already paid as of April 30, 2010 under deferred costs ($115,923), with a difference of $1,992 due to accounts payable adjustment for the cash flow statement.

It was appropriate to capitalize these $301,054 as these costs related to the acquisition of MAEPA and Innomatik.  Since this was a business combination/asset acquisition, the legal and register costs will be recognized as part of the asset associated with the Qualifying Transaction.  The asset acquire is consistent with the note disclosure 2 (d) and (g) – “Exploration and evaluation expenditure is expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or asset acquisition which are recognized as assets.”

Here is the excerpt from IFRS 6:

Elements of cost of exploration and evaluation assets

9     An entity shall determine an accounting policy specifying which expenditures are recognised as exploration and evaluation assets and apply the policy consistently. In making this determination, an entity considers the degree to which the expenditure can be associated with finding specific mineral resources. The following are examples of expenditures that might be included in the initial measurement of exploration and evaluation assets (the list is not exhaustive):

(a)     acquisition of rights to explore;

(b)     topographical, geological, geochemical and geophysical studies;

(c)     exploratory drilling;

(d)     trenching;

(e)     sampling; and

(f)     activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Thus, the Company’s treatment of capitalizing these ‘acquisition’ costs as an asset acquisition is consistent with our policy as well as with IFRS 6.

Exhibits

7.

We note your response to comment 35 and we reissue the comment in part. Please file exhibits 1.1 and 1.3 in the proper electronic format with your next amendment.

Response 7: The Company has re-filed the Exhibits 1.1 and 1.3 in an acceptable electronic format.

Please direct any questions or comments regarding the above to the undersigned.

Very truly yours,

Winnie Wong

Chief Financial Officer

Avrupa Minerals Ltd.

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Jim Gray

MOI Solicitors

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